FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Williams, Clayton W. (Last) (First) (Middle) 6 Desta Drive, Suite 3000 (Street) Midland, TX 79705 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Clayton Williams Energy, Inc. CWEI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) January 31, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X   Director

  X   10% Owner

  X   Officer (give title below)

      Other (specify below)

Chairman of Board, President, Chief Executive Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.10 par value	1-31-03		A		1,376 Note 1	A	$12.00	1,007,938 Note 2	D
Common Stock, $.10 par value								3,986,036	I	Note 3

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

Note 1 - These shares were issued pursuant to the Executive Incentive Stock Compensation Plan in lieu of salary.

Note 2 - Amount presented includes a) the right to acquire 550,500 shares through the exercise of stock options and b) 14,814 shares held in the Company's 401(k) Plan and Trust of which 133 shares were acquired during January 2003.

Note 3 - Indirect ownership held as follows: by Clayton Williams Partnership, Ltd. – 3,686,325; by CWPLCO, Inc. –194,784; by wife, Modesta Williams (separate property) – 11,044; by a trust of which Mrs. Williams is trustee – 588; by son, Clay Wade Williams – 9,798; by son, Jeff Williams – 11,552; by daughter, Chicora Modesta Williams – 11,029; as Trustee of Trusts for Clay Wade Williams, Jeff Williams and Chicora Modesta Williams – 49,179; by a trust in which Mr. Williams is beneficiary and Mrs. Williams is trustee – 5,749; by wife, Modesta Williams as custodian for grandchildren under UGTMA – 5,988.

/s/ L. Paul Latham By: L. Paul Latham, as attorney-in-fact ** Signature of Reporting Person	02-04-03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002